



04017322

SECURITIES .... .ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC-FILE NUMBER
8- 25628

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

8532

REPORT FOR THE PERIOD BEGINNING___01/01/03___ AND ENDING___12/31/03___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RICHARD D. SCHUBERT, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

___241 E. SAGINAW STE 505___
                              (No. and Street)

___EAST LANSING, MI 48823___
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___RICHARD D SCHUBERT   517-332-5000___
                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

◆ INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___LYLE D. HEPFER & COMPANY, P.C.___
                        (Name – if individual, state last, first, middle name)

___715 N CEDAR STREET___   ___LANSING, MI 48906___
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC MAIL
RECEIVED
MAR 0 1 2004
WASH. D.C.
181
PROCESSING SECTION

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ____RICHARD D SCHUBERT_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
____RICHARD D. SCHUBERT, INC._____ , as

of _____DECEMBER 31____, 20_03__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

LINDA L. KELLY
Notary Public, Clinton County, MI
Acting in Ingham County, Michigan
My Comm. Expires May 12, 2007

_____
Signature

____PRESIDENT_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

REPORT OF AUDIT

RICHARD D. SCHUBERT INCORPORATED

EAST LANSING, MICHIGAN

DECEMBER 31, 2003

LYLE D. HEPFER & COMPANY, P.C.
715 N. CEDAR STREET, LANSING, MICHIGAN 48906

CERTIFIED PUBLIC ACCOUNTANTS
TELEPHONE (517) 484-1346

RICHARD D SCHUBERT INCORPORATED

EAST LANSING, MICHIGAN

DECEMBER 31, 2003

TABLE OF CONTENTS

LYLE D. HEPFER & COMPANY, P.C.

715 N. CEDAR STREET, LANSING, MICHIGAN 48906

CERTIFIED PUBLIC ACCOUNTANTS

TELEPHONE (517) 484-1346

INDEPENDENT AUDITOR'S REPORT

January 12, 2004

Board of Directors
Richard D. Schubert Incorporated
East Lansing, Michigan

We have audited the accompanying balance sheet of RICHARD D. SCHUBERT INCORPORATED
as of December 31, 2003, and the related statements of income, retained earnings,
and cash flows for the year then ended. These financial statements are the
responsibility of the Company's management. Our responsibility is to express an
opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards.
Those standards require that we plan and perform the audit to obtain reasonable
assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and
disclosures in the financial statements. An audit also includes assessing the
accounting principles used and significant estimates made by management, as well as
evaluating the overall financial statement presentation. We believe that our audit
provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all
material respects, the financial position of Richard D. Schubert Incorporated as of
December 31, 2003 and the results of its operations and its cash flows for the year
then ended in conformity with generally accepted accounting principles.

Certified Public Accountants

RICHARD D. SCHUBERT INCORPORATED

BALANCE SHEET

DECEMBER 31, 2003

ASSETS

CURRENT ASSETS
  Investments - Money Market Funds $ 110,358.04
  Prepaid Taxes   0.00

    TOTAL CURRENT ASSETS   110,358.04

FIXED ASSETS
  Furniture and Fixtures   5,418.93
  Vehicles   88,080.75
                                                     93,499.68
  LESS Accumulated Depreciation   16,328.93

    NET FIXED ASSETS   77,170.75

    TOTAL ASSETS   187,528.79

LIABILITIES

CURRENT LIABILITIES
  Accrued:
    Taxes   727.40

    TOTAL CURRENT LIABILITIES   727.40

STOCKHOLDERS' EQUITY
  Common Stock - Par Value $10.00
    Authorized - 5,000 Shares
    Issued - 500 Shares   5,000.00
  Retained Earnings   181,801.39

    TOTAL STOCKHOLDERS' EQUITY   186,801.39

    TOTAL LIABILITIES AND EQUITY   187,528.79

See Accompanying Notes to Financial Statements.

RICHARD D. SCHUBERT INCORPORATED

STATEMENT OF INCOME

JANUARY 1, 2003 TO DECEMBER 31, 2003

INCOME

Commissions	$	432,267.34	
Interest		1,024.65	
TOTAL INCOME		433,291.99	100.0 %

EXPENSES

Auto Expense	4,770.72	1.1
Depreciation	2,950.00	0.7
Dues & Subscriptions	584.89	0.1
Fees & Bonds	1,035.00	0.2
Legal & Accounting	3,410.00	0.8
Office Supplies	287.06	0.1
Postage	0.00	0.0
Rent	17,362.95	4.0
Salaries	50,000.00	11.5
Taxes - Payroll	3,886.40	0.9
Taxes - Single Business	3,714.00	0.9
Telephone	2,499.97	0.6
Travel, Entertainment & Seminars	14,237.16	3.3
TOTAL OPERATING EXPENSES	104,738.15	24.2
NET INCOME FOR THE YEAR	328,553.84	75.8

EARNINGS PER SHARE   657.11

See Accompanying Notes to Financial Statements.

RICHARD D. SCHUBERT INCORPORATED

STATEMENT OF RETAINED EARNINGS

JANUARY 1, 2003 TO DECEMBER 31, 2003

BALANCE, JANUARY 1, 2003 $ 128,247.55

ADD
  Net Income for the Year   328,553.84

                                                             456,801.39

DEDUCT
  Dividends Paid   275,000.00

BALANCE, DECEMBER 31, 2003   181,801.39

See Accompanying Notes to Financial Statements.

RICHARD D. SCHUBERT INCORPORATED

STATEMENT OF CASH FLOWS

JANUARY 1, 2003 TO DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income for the Year $ 328,553.84
Add (Deduct) Items Not Affecting Cash:
  Depreciation   2,950.00
  Decrease in Prepaid Taxes   884.50
  Increase in Accrued Taxes   727.40

  TOTAL CASH FLOWS FROM OPERATING ACTIVITIES   333,115.74

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends Paid   (275,000.00)

  INCREASE IN CASH AND CASH EQUIVALENTS   58,115.74

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR   52,242.30

CASH AND CASH EQUIVALENTS, END OF YEAR   110,358.04

INTEREST PAID   0.00

FEDERAL INCOME TAXES PAID   0.00

See Accompanying Notes to Financial Statements.

RICHARD D. SCHUBERT INCORPORATED

COMPUTATION OF NET CAPITAL AND COMPUTATION OF 17a-5(d)(1)

JANUARY 1, 2003 TO DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL
Total Ownership Equity	$	186,801.39
Deduct Non-Allowable Assets		(77,170.75)
		109,630.64
Deduct Haircuts on Securities - Other		(3,310.74)
Net Capital		106,319.90

COMPUTATION OF 17a-5(d)(1) RESERVE REQUIREMENT
Minimum Net Capital Required	$	48.52
Minimum Dollar Requirement		5,000.00
Net Capital Requirement (Greater of Above)		5,000.00
Excess Net Capital		101,319.90
Excess Net Capital @ 1000% (net cap - 10% of AI)		106,247.16
Total AI Liabilities from Balance Sheet		727.40
Total Aggregate Indebtedness		727.40
Ratio of AI/NC		0

There are no material differences between the Report of Audit and the Focus Report Part IIA as submitted.

Lyle D. Hepfer & Company, P.C.

See Accompanying Notes to Financial Statements.

RICHARD D. SCHUBERT INCORPORATED

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

ORGANIZATION AND PURPOSE

Richard D. Schubert Incorporated is a Michigan, USA Corporation which is engaged in the brokerage of securities and insurance products.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Assets and liabilities and revenues and expenditures are recognized on the accrual basis of accounting.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Property and equipment are stated at cost. Depreciation is computed using the MACRS using the useful lives ranging from 5 to 7 years.

EMPLOYEE RETIREMENT PLAN

The company made no contributions to the pension plan for year 2003.

FEDERAL INCOME TAXES

Richard D. Schubert, Inc. elected Subchapter S effective January 1, 1999. Therefore there are no federal income taxes recorded.

LYLE D. HEPFER & COMPANY, P.C.   CERTIFIED PUBLIC ACCOUNTANTS
715 N. CEDAR STREET, LANSING, MICHIGAN 48906   TELEPHONE (517) 484-1346

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

January 12, 2004

Board of Directors
Richard D. Schubert Incorporated
East Lansing, Michigan

We have examined the effectiveness of Richard D. Schubert Incorporated's internal control over financial reporting as of December 31, 2003 based on SEC rule 17a-5. Richard D. Schubert Incorporated's management is responsible for maintaining effective control over financial reporting. Our responsibility is to express an opinion on the effectiveness of internal control based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the internal control over financial reporting, testing, and evaluating the design and operating effectiveness of the internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides reasonable basis for our opinion.

Because of inherent limitations in any internal control, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control over financial reporting to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion Richard D. Schubert Incorporated maintained, in all material respects, effective internal control over financial reporting as of December 31, 2003, based on SEC rule 17a-5.

Certified Public Accountants